EXHIBIT 20.1






November 26, 2007

RE:   NOTICE OF THE TERMINATION OF THE GEODYNE ENERGY INCOME PROGRAM III-A

Dear Geodyne Energy Income Program III-A Limited Partner:

     As stated in our Notice to you dated February 5, 2007, the Geodyne Energy Income Program III-A Limited Partnership (the "Partnership") terminated by its own terms on November 22, 2007. Thereafter, the Partnership will continue the liquidation process as described in the February 5th notice and recent quarterly mailings. It will also make a cash distribution on February 15, 2008, which will include proceeds from property sales completed during the October - December 2007 quarter. From time to time, additional proceeds will be distributed as the liquidation process continues into early 2008.

     If you have any questions about the termination and liquidation process, please contact Geodyne Investor Services at 888-436-3963 or geodyne@samson.com. We will continue to update you on the liquidation process.

Sincerely,

//s// Dennis Neill

Dennis Neill
President, Geodyne Resources, Inc.
General Partner